 2648 International Blvd., Ste 301
Oakland, CA 94601
(415) 965-8476

January 20, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	ContextLogic Holdings Inc.
Registration Statement on Form S-1, as amended (File No. 333-292806)
Acceleration Request

Ladies and Gentlemen:

ContextLogic Holdings Inc. hereby requests that the Commission take appropriate action to cause the above-captioned Registration Statement on Form S-1, as amended to become effective at 9:00 a.m., Eastern Standard time, on January 22, 2026, or as soon thereafter as possible.

We respectfully request that we be notified of the effectiveness of the Registration Statement by telephone call to David A. Curtiss of McDermott Will & Schulte LLP at (212) 756-2715. Questions or comments regarding any matters with respect to the Registration Statement may also be directed to David A. Curtiss at the phone number above. We appreciate your assistance and cooperation in this matter.

Sincerely,

By:	/s/ Mark Ward
Mark Ward
President
ContextLogic Holdings Inc.

cc:	David A. Curtiss
McDermott Will & Schulte LLP